DATA PRESENTED AT ADA SHOWED THAT BASAL INSULIN THERAPY WITH LANTUS® ACHIEVED TARGET GLYCAEMIC CONTROL IN POORLY CONTROLLED TYPE 2 DIABETES

Two studies show insulin glargine control of HbA1C in poorly controlled type 2 diabetes patients, with comparable rates of hypoglycemia

Paris June 13, 2005: Data presented today at the 65th Session of the American Diabetes Association (ADA), San Diego demonstrated that people with type 2 diabetes achieved significantly better glycaemic control, and also achieve it earlier, when treated with the 24-hour basal insulin analog Lantus® (insulin glargine [rDNA origin] injection, sanofi-aventis) and their usual oral antidiabetes therapies* compared with patients receiving oral therapy alone, with comparable rates of hypoglycemia.[1] Further data at the ADA show that Lantus® can be safely and effectively initiated in both primary and secondary care, to achieve their target glycaemic control.[2]

* 83.2% of patients received their usual OAD whereas 16.8% were treated only with lifestyle intervention

“These studies re-affirm that Lantus can help more people with type 2 diabetes reach their target blood sugar levels, and reach them earlier, so that introducing insulin glargine earlier in these patients may be beneficial. This data also highlights that Lantus can be titrated confidently and safely in both a primary and secondary care settings with comparable rates of hypoglycemia,’ commented Hertzel Gerstein and one of the investigators in the INSIGHT study.

The INSIGHT (Implementing New Strategies with Insulin Glargine for Hyperglycemia Therapy) study of 405 patients with type 2 diabetes for at least 6 months, demonstrated that earlier addition of insulin glargine to current diabetes therapy effectively reduced HbA1C levels significantly more than optimization of oral agents, and with comparable rates of hypoglycemia.[1]

During the study, patients received either addition of once daily insulin glargine (with no increase in oral antidiabetic therapy [OAD]), or were optimized on OAD therapy with no insulin.

There were no differences in hypoglycemia noted between those receiving Lantus and those receiving oral agents.[1]

The American Diabetes Association recommends that people with diabetes achieve an HbA1C <7% for optimal diabetes control, although more stringent glycaemic goals (i.e. a normal HbA1C, <6%) may further reduce complications at the cost of increased risk of hypoglycemia.[3] Other organizations, namely the European Diabetes Policy Group (EDPG)[4] and the American Association of Clinical Endocrinologists (AACE), recommend a lower target of under 6.5% .[5]

In clinical practice, however, the majority of patients with type 2 diabetes do not routinely reach treatment targets. According to the National Health and Nutrition Examination Survey (NHANES IV)

Senior Vice President, Corporate Communications: Nicole Cranois - Vice President, Media Relations: Jean-Marc Podvin
Tel.:+33 1.53.77.42.23 - Fax: +33 1.53.77.42.65 - 174, avenue de FRANCE - 75013 Paris - France - www.sanofi-aventis.com

1999-2000, only 37% of participants with previously diagnosed diabetes achieved the target HbA1C goal of less than 7.0%, and 37.2% of participants were above the “take action” HbA1C level of greater than 8.0% . These figures did not change significantly from those reported in NHANES III, which encompassed the years 1988 to 1994.[6]

Another study, presented at the ADA, focusing on a sub-analysis of the AT.LANTUS trial in UK patients further confirmed that Lantus® can be safely and effectively initiated in both primary and secondary care.[2] The data highlighted that severe and nocturnal hypoglycemia rates are comparable between primary and secondary care managed patients (p=NS). .

The UK sub-analysis data make up part of one of the largest prospective treatment trials of diabetes management ever undertaken - AT.LANTUS, (A Trial comparing Lantus® Algorithms to achieve Normal blood glucose Targets in patients with Uncontrolled blood Sugar) - published in the June 2005 issue of the ADA’s Diabetes Care journal.[7] The global study of nearly 5,000 people from 59 countries with type 2 diabetes, demonstrated that a simple patient-administered titration algorithm with Lantus® significantly improves glycaemic control with a low risk of severe hypoglycemia.[7]

“We know from large, landmark studies that a reduction on HbA1C levels reduces the risk of a diabetic patient from developing both the micro and macrovascular complications of diabetes. With over half of the patients with type 2 diabetes failing to reach their glycaemic targets, the inclusion of Lantus the first and only once-daily, insulin analog which may be used in combination with oral antidiabetes agents, provides an important approach to achieving better glycaemic control,” commented Dr Melanie Davies, Consultant in Diabetes at the University Hospitals of Leicester.

About LANTUS® (insulin glargine [rDNA origin] injection)
LANTUS® is indicated for once-daily subcutaneous administration in the treatment of adult patients with type 2 diabetes mellitus who require basal (long-acting) insulin for the control of hyperglycemia and for adult and pediatric patients (6 years of age and older) with type 1 diabetes mellitus. LANTUS® demonstrates a consistent slow, prolonged absorption and a relatively constant concentration/time profile over 24 hours.

LANTUS® MUST NOT BE DILUTED OR MIXED WITH ANY OTHER INSULIN OR SOLUTION. If mixed or diluted, the solution may become cloudy, and the onset of action/time to peak effect may be altered in an unpredictable manner.

The adverse events commonly associated with LANTUS® include the following: hypoglycemia, lipodystrophy, skin reactions (such as injection-site reaction, pruritus, rash), and allergic reactions.

Hypoglycemia is the most common adverse effect of insulins, including LANTUS®. For additional information, please visit: www.lantus.com.

Senior Vice President, Corporate Communications: Nicole Cranois - Vice President, Media Relations: Jean-Marc Podvin
Tel.:+33 1.53.77.42.23 - Fax: +33 1.53.77.42.65 - 174, avenue de FRANCE - 75013 Paris - France - www.sanofi-aventis.com

About sanofi-aventis
Sanofi-aventis Group is the world’s third largest pharmaceutical company, ranking number one in Europe. Backed by a world-class R&D organization, sanofi-aventis is developing leading positions in seven major therapeutic areas: cardiovascular, thrombosis, oncology, metabolic diseases, central nervous system, internal medicine, and vaccines. The sanofi-aventis Group is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY)

The sanofi-aventis Group conducts its business in the United States through its subsidiaries Sanofi-Synthélabo Inc., Aventis Pharmaceuticals Inc. and Sanofi Pasteur Inc.

Forward Looking Statements
This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2004. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

References
1. Gerstein HC, Yale J-F, Harris SB et al. A Randomized Trial of Early Glargine Use to Achieve Optimal A1c Levels in Insulin Naïve People with Type 2 Diabetes. Presented at the 65th Annual Scientific Sessions of the American Diabetes Association, San Diego, California, USA, 10–14 June, 2005.

2. Davies M, Evans R, Storms F et al. Initiation of Insulin Glargine in Sub-optimally Controlled Patients with Type 2 Diabetes: Sub-analysis of the AT.LANTUS Trial comparing Impact of Primary Care vs Secondary Care on Treatment Outcome in the UK. Presented at the 65th Annual Scientific Sessions of the American Diabetes Association, San Diego, California, USA, 10–14 June, 2005.

3. American Diabetes Association. Standards of medical care in diabetes. Diabetes Care 2005; 28 (Suppl 1): S5–S36

4. European Diabetes Policy Group, Diabetic Medicine 1999;16:716-30

5. American Association of Clinical Endocrinologists. Medical Guidelines for the Management of Diabetes Mellitus: The AACE System of Intensive Diabetes Self-Management—2002 Update. Endocrine Pract (2002) 8 (Suppl. 1): 40-82)

Senior Vice President, Corporate Communications: Nicole Cranois - Vice President, Media Relations: Jean-Marc Podvin
Tel.:+33 1.53.77.42.23 - Fax: +33 1.53.77.42.65 - 174, avenue de FRANCE - 75013 Paris - France - www.sanofi-aventis.com

6. Saydah SH, Fradkin J, Cowie CC. Poor control of risk factors for vascular disease among adults with previously diagnosed diabetes. JAMA. 2004 Jan 21;291(3):335-42

7. Davies M, Storms F, Shuttler S, et al. Improvement of glycaemic control in subjects with poorly controlled type 2 diabetes. Diabetes Care 2005 June 1; 28(6): 1282-1288

Senior Vice President, Corporate Communications: Nicole Cranois - Vice President, Media Relations: Jean-Marc Podvin
Tel.:+33 1.53.77.42.23 - Fax: +33 1.53.77.42.65 - 174, avenue de FRANCE - 75013 Paris - France - www.sanofi-aventis.com